United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 001-31900
Cusip No. 028723 10 4
(Check One):       Form 10-KSB       Form 11-K       Form 20-F ☑ Form 10-Q       Form N-SAR

For Period Ended: September 30, 2006

      Transition Report on Form 10-K
      Transition Report on Form 20-F
      Transition Report on Form 11-K
      Transition Report on Form 10-Q
      Transition Report on Form N-SAR
      For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART 1: REGISTRANT INFORMATION
Full Name of Registrant: American Oil & Gas, Inc.
Former Name If Applicable:
Address of Principal Executive Office (street and number): 1050 17th Street, Suite 2400
City, State and Zip Code: Denver, Colorado, 80265

PART 11: RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25c has been attached if applicable.
PART III: NARRATIVE
     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     Registrant is unable to complete its report on Form 10-Q within the prescribed time without unreasonable effort or expense due to the fact that Registrant’s CFO injured his back on November 12 and was subsequently unable to timely complete internal controls for filing the Form 10-Q on November 14. Accordingly, Registrant needs the extension of time to complete its report on Form 10-Q. Registrant expects to file its report on or before Monday November 20, 2006. Accordingly, Registrant needs the extension of time to complete its report on Form 10-Q.
PART IV: OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Joseph B. Feiten	303	991-0173

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Registrant expects to report oil and gas revenues of $216,347 and a net loss to common stockholders of approximately $1.2 million (net loss of three cents per share basic and diluted), for the quarter ended September 30, 2006, as compared to oil and gas revenues of $1,529,288 and net income to common stockholders of $331,405 (net income of one cent per share, basic and diluted), for the prior year quarter ended September 30, 2005. For the nine-month period ended September 30, 2006, registrant expects to report oil and gas revenues of $2,046,232 and net income to common stockholders of approximately $3.1 million (net income of eight cents per share basic and diluted), as compared to oil and gas revenues of $3,455,057 and net income to common stockholders of $552,479 (net income of two cents per share, basic and diluted), for the prior nine-month period ended September 30, 2005.
AMERICAN OIL & GAS, INC.
Name of Registrant as Specified in Charter
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	/s/ Joseph B. Feiten

By: Joseph B. Feiten, Chief Financial Officer

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